Exhibit 99.B(p)(46)

McKINLEY CAPITAL MANAGEMENT, LLC

CODE OF ETHICS AND
PERSONAL TRADING POLICY

Revised October 19, 2020

All personnel must read the Code of Ethics in its entirety and agree to comply with all requirements no later than at the time firm-related activities begin.

CODE OF ETHICS AND PERSONAL TRADING POLICY
TABLE OF CONTENTS

I.            GENERAL MATTERS

Compliance with the McKinley Capital Management, LLC (hereby referred to as McKinley Capital) Code of Ethics (“COE”) is MANDATORY. Vacations, maternity leave, medical leave, military deployment, etc. do not exclude any individual from compliance with the rules, requirements, and deadlines. All employees and personnel of McKinley Capital Management, LLC, and its subsidiaries including MCMA, McKinley Capital Alaska, McKinley Capital Economic Research and McKinley Research Group are included in this directive and requirement.

Statement of General Fiduciary Principles

McKinley Capital has adopted this Code to underscore the high value the firm places on the principles of honesty, integrity, and professionalism.

McKinley Capital’s primary responsibility has always been and will continue to be the protection of client assets and proprietary information.

The primary responsibility of each McKinley Capital employee is to carry out his or her duties in an ethical and diligent manner which complies with all regulations and protects and enhances client relationships.

As a best practice, all employees are required to act in a manner as a “prudent person” would. That is, each individual owes every client the same standard of care, behavior, and consideration as a reasonable person would under the same or similar circumstances. In addition, McKinley Capital holds all personnel to higher fiduciary standards. These include the requirement to:

•	act solely in the best interest of clients;
•	make decisions and take such actions with the purpose of benefiting clients;
•	only engage in activities that do not create a conflict of interest with clients; and
•	each employee must promptly report any situation or transaction involving an actual or potential conflict of interest to the McKinley Capital CCO. In each instance, the CCO shall be responsible for determining if a conflict of interest exists and if a conflict exists, how it should be remedied.

The Code is continually re-evaluated for its effectiveness and efficiency as McKinley Capital’s business lines, client bases, the financial industry and regulatory mandates expand and become more complex.

All employees are subject to the Code rules and regulations regardless of position, length of employment, or area of expertise. The Code is fully supported by senior management and firm-wide adherence is constantly reinforced through active business and compliance communications and periodic education and training.

The CCO is responsible for implementing and supervising policies and procedures. In addition, the SEC and other regulators require proof that any policy or procedure violations carry the appropriate penalty actions.

PENALTIES FOR ANY VIOLATIONS INCLUDE BUT ARE NOT LIMITED TO: PERSONAL TRADING RESTRICTIONS, LOSS OF SALARY/DISCRETIONARY BONUS/GENERAL COMPENSATION, FINES, PROBATION, SUSPENSION, EMPLOYMENT TERMINATION, CRIMINAL AND/OR CIVIL LEGAL ACTIONS.

II.            INSIDER TRADING POLICY

Rule 10b5-1 under the Exchange Act creates a presumption that a person aware of material non-public information has "used" that information in trading, subject to designated affirmative defenses aimed at showing that the information was not a factor in the trading decision. Rule 10b5-2 under the Exchange Act defines the type of family or other non-business relationships that give rise to a duty not to "misappropriate" material nonpublic information. Anyone who is employed by, or performs any duties on behalf of McKinley Capital is subject to these Insider Trading policies.

What is Insider Trading?

Insider trading is seen as an abuse of an insider's position of trust and confidence and is harmful to the securities markets resulting in the ordinary investor losing confidence in the market.

Insider trading is prohibited by federal securities regulations so as to maintain the assurance afforded to investors that they are placed on an equal footing and they will be protected against the improper use of insider information.

Tipping of certain information by a McKinley Capital employee to a third party is also prohibited, because the information is given to certain persons and not the public at large.

Generally, insider trading falls within one of three categories:

•	True insiders such as Quantitative Analysts, PMs, and Traders
•	Quasi insiders such as professional McKinley Capital outside counsel, auditors and financial relationships. These are people who have access to firm records and firm offices for business reasons but are not considered to be employees;
•	Tippees - those who acquire from or are in some manner given access to information by an insider.

Insider information is that type of information which is likely to affect the price of a security if it were publicly known. In all cases the necessary material information should be disseminated to the marketplace before the insider makes use of the news. Timing is of the essence and enough time must expire in order to allow for “public knowledge” to be adequately disseminated.

Sanctions for inappropriate insider profiteering could result in criminal or civil actions. A key element is that the information is considered to be “material non-public” information. In other words, insider dealing must be deliberate.

There is no limitation as to the securities covered by the insider trading prohibition. Therefore, insider rules apply to all types of securities, whether listed or unlisted.

Policy

In certain instances, a conflict of duties exists because trading on insider information is prohibited and at the same time there is a duty to trade to protect the interests of our clients. This could emerge in instances where a broker or a bank managing a discretionary investment account becomes aware of unpublished price sensitive information. There may be a conflict between the duty not to trade and the duty to act in the best interests of clients. The prohibition of insider trading usually overrides potential client trading conflicts.

It is the policy of McKinley Capital that all investment decisions regarding the purchase, sale, or retention of publicly traded securities shall be made only on the basis of information available to the general public. No such decision shall be made on the basis of any material inside information concerning securities, which may come into the possession of McKinley Capital personnel, whether such information is obtained intentionally or unintentionally. No employee may trade, either personally or on behalf of others (such as accounts advised by McKinley Capital), in a security with respect to which he or she possesses material, non-public information. Nor may such person communicate material, non-public information to others in violation of the law. Information is material when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. McKinley Capital personnel shall not seek access (either directly or indirectly), to Credit Files, Securities Underwriting Files, or other files for investment decision purposes.

Personnel in possession of material non-public information concerning publicly held securities should promptly verbally communicate the situation to the CCO. Appropriate steps shall then be taken to prevent any investment decisions being made on the basis of such information. These prohibitions do not apply to non-publicly traded securities of closely held corporations, for which McKinley Capital has current or prospective fiduciary or advisory responsibility. However, no employee should use information obtained in a private manner to materially disadvantage co-investors without first taking reasonable steps to have the information made available to those investors.

PMs should advise industry counterparts not to provide McKinley Capital with any information that could be conceived as “material non-public information”. McKinley Capital should not be placed in a position of accepting information that puts it “over-the-wall.” If such an opportunity presents itself, the employee should decline to continue the conversation and notify the CCO immediately of the discussion. In the unlikely event that “material non-public information” becomes known by an employee during or after the communication, the employee must immediately provide the CCO with details of the situation. Both the firm and employees will be restricted from trading in that security until the information is made public.

Rule 10b5-1 “Use” versus “Possession”

In the past, the SEC has maintained in enforcement cases that a trader may be liable under Exchange Act Rule 10b-5 (the principal insider trading prohibition) for trading while in "knowing possession" of material non-public information and that it is not necessary for the government also to prove that the trader "used" the information for trading. Rule 10b5-1 provides that for a purchase or sale of a security to be considered acting "on the basis of" material non-public information as required for a violation of Rule 10b-5 will depend on whether the person making the purchase or sale was "aware" of the information at the time of the purchase or sale. Under Rule 10b5-1, a defendant found to be "aware" of material non-public information at the time of a trade must prove that before becoming aware of the information, he or she had:

1.	entered into a binding contract to make such trade;
2.	instructed another person to make the trade for his or her account, or
3.	adopted a written plan for trading pursuant to which such trade was made.

Such a contract, instruction or plan must have either:

•	specified the amount to be purchased or sold, the price (which may be a particular dollar price or the market price on a particular date or a limit price) and the date on which the securities were to be purchased or sold (which may be any date during the period a limit order is in effect);
•	included a written formula or algorithm or computer program for determining amount, price and date; or
•	permitted the trading person to exercise no influence over how, when or whether to effect purchases or sales.

Rule 10b5-1 includes an additional affirmative defense available only to trading parties that are entities. Under this provision, an entity will not be liable if it demonstrates that the individual making the investment decision on behalf of the entity was not aware of the information and that the entity had implemented reasonable "Fire Wall" policies and procedures to prevent insider trading.

Procedures

Because all individuals associated with or performing duties on behalf of McKinley Capital are subject to these Insider Trading Policies, each individual is also responsible for the following procedures with respect to thwarting or detecting Insider Trading rule violations:

1.	Read and comply with the policies and procedures stated in the Code.
2.	Initiate no trades in accounts for which you have direct or indirect beneficial interest in securities about which material non-public information is known to exist.
3.	Do not disclose any material non-public information to family, friends or clients.
4.	Notify the CCO or designee when you suspect a potential violation of insider trading rules.
5.	Properly document and submit to Compliance on the appropriate internal forms all outside activities, directorships, and material ownership of a public company (over 5%).
6.	Promptly notify the CCO or designee when in possession of material non-public information.

Internal Controls

The CCO shall be responsible for setting forth policies, procedures, monitoring adherence to the rules of insider trading, pre-clearance of employees’ personal security transactions, and the implementation of the Code. To this end the CCO, or designee, shall:

1.	create, review and revise as needed, the policies and procedures for detecting and preventing violations to the Insider Trading policies;

2.	upon an individual being hired by McKinley Capital and annually thereafter, communicate to all employees and those who perform duties on behalf of McKinley Capital, the firm’s policies and procedures related to Insider Trading;

3.	document any investigation of possible insider trading violations by recording:

•	the name of the McKinley Capital employee involved;
•	the security name and symbol;
•	any client accounts reviewed;
•	the final decision of disciplinary action taken, if any; and
•	the date the investigation commenced and ended.

Rumors

No employee shall originate or circulate in any manner a rumor concerning any security which the individual knows or has reasonable grounds for believing is false, misleading or would improperly influence the market price of such security. All personnel are unequivocally prohibited from communicating or transmitting “false rumors” or other information regarding portfolio investments, potential portfolio investments, publicly traded companies, or any other investment institution to any person within or outside of McKinley Capital for any reason.

Rumors may not be used to effect personal or client trading activities, may not be used in an attempt to illegally manipulate the market, may not be used in an attempt to affect the pricing of a security, and may not be communicated in any form to others (except that personnel must promptly report to the CCO or designee any circumstance which reasonably would lead the individual to believe that any such rumor might have been originated or circulated.

Disciplinary Actions

Employees of the company who violate Insider Trading Rules and/or these polices shall be subject to disciplinary action, which may include, but is not limited to, termination, civil and/or criminal investigation, fines or incarceration.

III. PERSONAL TRADING

Please remember that McKinley Capital considers personal trading activities to be a privilege and not a right for every employee.

Definitions

1.	Access Person – all personnel including officers, employees, interns, certain contractors, as designated in the sole discretion of the CCO, and certain temporary employees of McKinley Capital who are located in any of the firm’s offices or remote asset management related business locations, and/or who may have access to any firm generated or distributed data, or any client-related information.

2.	Beneficial Ownership - of a security is generally determined in the same manner as it is for purposes of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). You should consider yourself the Beneficial Owner of any securities in which you have a direct or indirect pecuniary interest, which is the opportunity to profit directly or indirectly from a transaction in a security. Thus, you may be deemed to have Beneficial Ownership of securities held by members of your immediate family sharing the same household (i.e., a spouse, domestic partner, parents or children), through custodial relationships, or by certain partnerships, trusts, or other similar arrangements.

3.	Blackout Period - a period during which Access Persons may not execute personal transactions because McKinley Capital may be trading in the same or similar securities on behalf of clients. In order to avoid any implication of impropriety or conflicts of interest, McKinley Capital’s Blackout Period is seven (7) days and applies to all Covered Security transactions. This means no Access Person shall purchase or sell any Covered Security within at least three (3) business days before and/or three (3) business days after the same security is being purchased or sold by/on behalf of any client.

4.	Compliance – the Compliance Department of McKinley Capital.

5.	client- includes any individually managed account, sub-advised separate account, or registered and non-registered investment company or commingled fund advised by McKinley Capital.

6.	Covered Security - any security except bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

NOTE: Investments not considered Covered Securities do not need to be reported. However, personal securities accounts which hold or could hold Covered Securities do need to be reported. (That is, if you have a brokerage account that currently only holds mutual funds but can trade stocks and bonds, you must declare the account.)

7.	Holding Period - short term trading in all Covered Securities is prohibited. All Covered Securities transactions must be held for a minimum of sixty (60) days. (This holding period must be observed even if a security is currently trading at a loss to the original purchase price.)

This holding period also applies to opening, closing and/or exercising options and futures transactions.

8.	Initial Public Offering (IPO) - is an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934. IPOs must be precleared but are generally not permitted investments for employee personal trading.

9.	Market Timing – for purposes of personal trading, market timing is defined as excessive short- term trading in mutual funds. Such activities can be detrimental to long-term fund shareholders, and consequently, fund companies must maintain policies and procedures to detect and prevent market timing abuses and other short-term trading in accordance with Rule 22c-2. McKinley Capital maintains a Rule 22c-2 Risk Assessment for all advised mutual funds.

10.	PM – the Portfolio Management team of McKinley Capital.

11.	Private Placement - an offering of a stock or bond that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2), Section 4(6) in the Securities Act, or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act. These are securities that are not publicly traded on an exchange. Private Placements must be precleared.

12.	Trading Day – same day market place trading hours. Pre-clearance is only approved for same trading day. For example: A trade request for a U.S. traded security approved at any time on a Monday, is good for the Monday trading market only – that is, 9:30 A.M. – 4:00 P.M. ET (5:30 A.M. to 12:00 P.M. Alaska time); A trade that is approved for execution in the U.K. for the same trading day would need to be executed prior to 4:00 P.M. U.K. time which is 7:00 A.M. Alaska time or 11:00 A.M. ET; and a trade to be executed in the Australian market approved during working hours on a Monday would be approved for trading day Tuesday due to time zone differences.

General Personal Trading Fiduciary Principles

The firm recognizes that individuals may have knowledge of present or future portfolio transactions and, in certain instances, the power to influence portfolio transactions made on behalf of one or more of its clients. Such knowledge could place those McKinley Capital related individuals, (if they engage in personal transactions in securities that are eligible for investment by clients), in a position where their personal interests may conflict with those of clients.

The Code prohibits certain types of personal transactions deemed to create conflicts of interest, or at least the potential for, or the appearance of, such conflicts and establishes reporting requirements and enforcement procedures.

Certain job descriptions may require additional restrictions and/or a total prohibition from personal trading activities. Personal trading activities may be revoked by the CCO for any and/or all employees at any time if deemed advisable by the CCO for any reason. In recognition of the trust and confidence placed in McKinley Capital by its clients and to give effect to McKinley Capital’s fiduciary duties to its clients, McKinley Capital has adopted the following general principles to guide the actions of its employees and other Access Persons.

1.	The interests of clients must be placed first at all times. Frequent personal trading is discouraged because it may be a distraction from servicing clients.

2.	The Code serves as McKinley Capital’s standard of business conduct and fiduciary obligations of its Access Persons. These standards represent the minimum requirements and not what employees should seek to achieve.

3.	Access Persons are required to immediately report any violations of this Code to the CCO. Any retaliation against an individual who reports a violation under this Code will constitute a violation of the Code.

4.	Access Persons are required to comply with Rule 204A of the Advisers Act and Rule 17j-1 of the 1940 Act.

5.	Access Persons are restricted from permitting anyone who is not a registered and disclosed owner on a personal trading account, to trade in that account. This also applies to household accounts.

6.	All personal securities transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility.

7.	Access Persons must avoid actions or activities that allow, or appear to allow, any such person to profit or benefit from his or her position with respect to clients, or that otherwise bring into question the person's independence or judgment.

8.	Access Persons are required to refrain from trading on internal research prior to initiating activities on behalf of clients. All research conducted on McKinley Capital’s behalf or as a function of a person’s employment must be reserved for client use first.

9.	Certain Access Persons may be subjected to stricter personal trading oversight than others. For example, research or portfolio management personnel may be required to refrain from trading in securities that are actively under review or discussion, if in the opinion of the CCO, a conflict or perceived conflict with client trading may be present.

10.	All personnel are prohibited from trading, either personally or on behalf of others, while in possession of material non-public information. (Refer to the Insider Trading Policy.)

11.	Market Timing abuse in mutual funds is strictly prohibited. Access Persons should be aware of and are required to comply with the Market Timing policies for all mutual fund investments which includes:

Short-Term Trading. Absent pre-approval by the CCO, employees are restricted from engaging in short-term trading, including short-term trading in any mutual fund. For the purposes of this Code, short-term trading is defined as selling a security within 30 days of purchase or purchasing a security within 30 days of sale.

12.	The Code does not attempt to identify all possible conflicts of interest. Literal compliance with each of its specific provisions will not shield Access Persons from liability for personal trading or other conduct which violates a fiduciary duty to clients.

Prohibited Purchases and Sales of Securities

1.	Access Persons are generally prohibited from purchasing and/or acquiring Beneficial Ownership of equity or fixed income securities as part of any Initial Public Offering (IPO).

2.	Only those Access Persons whose accounts are officially managed by McKinley Capital may participate in a block trade with any client transaction.

3.	Access Persons are prohibited from short term trading that violates the Holding Period requirements.

4.	All Access Persons are prohibited from front running client trading and/or withholding research or investment decisions in the interests of personal trading or other self-serving activities.

5.	All personnel are prohibited from engaging in insider trading activities.

Pre-Clearance of Personal Transactions

Pre-clearance approval is conducted by Compliance. Access Persons are required to pre-clear personal transactions in all Private Placements and in Covered Securities except those noted herein. Pre-clearance approvals are valid only for the date pre-clearance is granted.

Access Persons should submit all personal trading requests through StarCompliance (https://fairview.starcompliance.com) using their individual login credentials. To submit a trade request, login to StarCompliance then on the top of the page, select trade request and fill out all the requested information. Once the request has been submitted, Compliance will be notified that the request has been submitted and the Access Person will get an email from StarCompliance once a decision has been made.

Pre-clearance is not automatic and is secondary to firm and client priorities. Compliance will attempt to accommodate personal trading requests as soon as possible. However, there may be occasions when Compliance cannot take the time to research and approve personal securities transactions. If a trade is not approved in writing by Compliance, the employee may not execute it. The employee must resubmit for pre-approval the following business day if the employee still wishes to proceed with the trade.

Furthermore, please be aware that receiving approval to trade is no guarantee that the trade clearance will not be revoked.

Avoidance of conflict of interests and front running issues: If the trading desk unknowingly has to trade in a security name the same day the same security was pre-cleared for personal trading, or if the Trading Desk or PM determine that the pre-cleared security will be traded for client portfolios within the seven (7) day Blackout Period, the employee will generally be required to cancel or reverse the personal transaction. Any profits must be donated to a charity and losses will be the responsibility of the employee.

It is very important that employees understand all limitations on personal trading activities before entering any transactions.

Exemptions from Pre-Clearance

The following personal transactions in Covered Securities are exempt from pre-clearance procedures. This exemption from pre-clearance does not release employees from reporting obligations, Holding Period restrictions or applicable securities laws:

1.	Purchases or sales which are non-volitional on the part of the Access Person, including purchases or sales upon receipt of an exercise notice of puts or calls written by the Access Person and sales from a broker imposed maintenance or margin account bona fide margin calls; however, they must still be reported.

Note: Any options or futures exercised at your discretion (including closing out positions) must follow standard pre-clearance requirements.

2.	Purchases effected upon the exercise of rights issued by a security issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer. That is, “Non-voluntary” corporate actions.

3.	Dividend Reinvestment Plans (DRIPS) purchases. Qualified DRIPS are exempt from pre-clearance requirements but not divestment reporting requirements. That is, sale transactions must be reported on the quarterly COE report.

4.	Direct Investment Plans (DIPS) purchases. Qualified DIPS are exempt from pre-clearance requirements but not divestment reporting requirements. That is, sale transactions must be reported on the quarterly COE report.

5.	Personal non-directed and/or non-discretionary 401(k) plans. (Any previous employer plan account that is not in the control of the individual.)

6.	College 529 Plans

7.	Purchases or sales of Exchange Traded Funds (“ETFs”). Although ETFs are considered to be “securities” as defined under the SEC regulations, they are not currently an active part of any strategy universe. Until further notice, employees will be exempt from preclearance requirements. However, there are occasions when ETFs are purchased for client accounts as holdings’ substitutes. Employees are reminded of frontrunning prohibitions and may not take advantage of any portfolio knowledge by entering orders in front of client transactions.

Reporting Obligations

1.	Initial and Annual Holdings Reports (to be completed through StarCompliance). Each Access Person shall complete a Disclosure of Brokerage Accounts form and an Initial Holdings Report within 10 days of his or her start date. Thereafter, each Access Person shall complete an Annual Holdings Report within the time designated by the CCO but no later than January 30th of each year for all Covered Securities as well as all securities accounts which hold or could hold Covered Securities in which the Access Person has any direct or indirect Beneficial Ownership. This includes the disclosure of accounts held by members of your immediate family sharing the same household. Information must be current within 45 days prior to the day the report is submitted. Reports must include:

•	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, date acquired (if available), number of shares, and principal amount of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership;
•	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and
•	The date the Access Person submits the report.

2.	New Brokerage Related Accounts (forms available on extranet and through Compliance) –On a going-forward basis, Access Persons must report new brokerage related accounts within 10 days of opening the account(s). The employee should provide Compliance with a completed Disclosure of Brokerage Accounts form and work with Compliance to ensure that the broker-dealer account is accurately disclosed and recorded on both the brokerage and McKinley Capital records.

3.	Quarterly Transaction Reports - Each Access Person shall provide to Compliance a report of all transactions in Covered Securities, where beneficial ownership exists, within the period stipulated by Compliance but in no event more than 30 days after each calendar quarter end.

Quarterly Transaction Reports must be submitted to Compliance through StarCompliance and include for each Covered Security:

•	The date of the transaction, the name, and as applicable its exchange ticker symbol, CUSIP, Sedol or applicable identification number, interest rate and maturity date (if applicable), number of shares or principal amount, and/or other identifying information ;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•	The transaction price;
•	The account number and name of the broker, dealer or bank where the transaction was effected;
•	The date the report is submitted along with the Access Person’s signature; and
•	A disclosure of any new account(s) opened during the period in which the Access Person has Beneficial Ownership.

4.	Initial and Annual Certifications - Each employee must certify through StarCompliance:

•	Initially, within 10 days of his or her start date (and annually thereafter) that he or she has read, understands and recognizes that he or she is subject to the Code.

5.	Outside Business Activities Certification - Each employee must disclose through StarCompliance:

•	Initially, within 10 days of his or her start date, (and annually thereafter) any outside business activity whether compensation is received or not.

Duplicate Statements and Confirmations - Each Access Person must report activity to McKinley through an electronic broker feed. Compliance will work with employees to establish brokerage feeds for new accounts as needed. Accounts that are not eligible for electronic feeds will generally not be approved for use. Access Persons are responsible for providing all applicable statements for each reportable account he or she receives until an electronic feed has been established.

Exception to Reporting Obligations

Fully Discretionary or Managed Accounts - Access Persons may have discretionary accounts managed by an external party in which full discretionary authority has been granted via a signed legal contract. For this type of account, no communication between the external investment manager and the Access Person with regard to investment decisions is permitted to occur prior to trading activity. Transactions and holdings in these accounts do not need to be reported to McKinley Capital. Access Persons must provide the CCO or designee with a letter signed by the investment manager or other external party confirming that the account is fully discretionary, and that the Access Person has no power to affect or influence investment decisions. In lieu of providing a letter, a signed copy of an Investment Advisory agreement or other legal document will suffice if all applicable points above are covered.

Review and Enforcement

1.	The CCO (or designee) shall conduct periodic spot checks to ensure that Access Persons do not attempt to knowingly front run client trading activity by placing personal trades on the same business day that client trading has occurred (defined as “Blackout Period”).

2.	The CCO (or designee) shall compare personal securities transactions reported pursuant to all sections of this Code with completed portfolio transactions of clients for the relevant time period to determine whether a violation of this Code may have occurred. Before determining that a violation has been committed by any person, the CCO shall give such person the opportunity to supply additional explanatory material. Pre-clearance approval does not necessarily indicate a trade may not violate the Code as the CCO does not have prior knowledge of client trading activity occurring after approval is granted. Conversely, a trade that occurs during the Blackout Period may not automatically be considered a violation. The CCO will apply subjective analysis to each transaction to determine whether a trade within the Blackout Period presents a conflict or the appearance of a conflict with trading on behalf of clients.

3.	Every violation will be thoroughly investigated. If a violation has occurred, the CCO may, after determining the seriousness of the infraction, suggest that senior management impose or initiate one or more of the following:

•	Reversal of the trade, with profits (if any) donated to a charity;
•	Monetary fine – to be donated to a charity;
•	Partial or full restriction on all personal trading. A partial restriction will generally be three (3) months or more. A full restriction usually results in disallowing the employee from conducting ANY personal trading for the remainder of his or her association with McKinley Capital;
•	Recommendation for probation, suspension or termination of employment.

Additionally, it may be determined that further legal action is warranted. Severity of the violation, prior negative employment history, and senior management input will be considered when determining appropriate disciplinary action.

Books and Records

McKinley Capital shall maintain records in the manner set forth below under the conditions described in Rule 204-2 under the Advisers Act and Rules 17j-1(f)(1) and 31a-2 under the 1940 Act. Records of all applicable documentation, forms, certifications, notifications, reports, receipts and backup information and/or material must be retained for a minimum of seven years by the applicable group or senior managers. As noted below, records shall be maintained in a readily accessible place for at least six years after the end of the initial fiscal year, with the first two years on-site.

1.	A copy of each Code that has been in effect at any time during the period;

2.	A record of any violation of the Code and of any action taken as a result of such violation for the period. All material Code violations or related issues must be retained for a minimum of three years after the individual involved is no longer employed by McKinley Capital or associated firms.

3.	A record of all written acknowledgments (as required by Advisers Act Rule 204A-1 and 1940 Act Rule 17j-1(f)(1)(D)) for each person who is currently, or within the past five years was an Access Person of McKinley Capital, shall be retained for five years after the individual ceases to be an Access Person.

4.	A record of each report made by an Access Person pursuant to this Code shall be preserved for the period.

5.	A record of all persons who have been required to make reports pursuant to this Code shall be preserved for the period.

6.	A record of any decision, and reasons supporting the decision, to approve the acquisition of securities by Access Persons for the period, in particular in IPOs and Limited Offerings.

IV.           POLITICAL CONTRIBUTIONS

Pay-to-Play rules - The SEC adopted Rule 206(4)-5 in 2010. This rule also known as the “play-to-pay” rule, is designed to prevent political contributions to certain persons (directly or through other individuals, entities or political action committees (“PACs”)) who may improperly influence the investment selection decision of public pension funds and/or certain other state and local government entities.

All personnel must comply with Rule 206(4)-5 which restricts political contributions to candidates for certain political or elected offices. Although this rule is a federal rule, most states and other government or political units have adopted similar or more restrictive requirements.

The rule prohibits an investment adviser from providing advisory services for compensation to certain government entities within two years after the adviser or its covered associates makes a contribution in excess of the de minimis limits to an official of that government entity. This is referred to as the “two-year time out period”.

For the purposes of this rule, a “contribution” is defined to include a gift (including attendance cost payments for an event), subscription, loan, advance, deposit of money, or anything of value made for the purpose of influencing an election for a federal, state or local office, including any payments for debts incurred in such an election. It also includes transition or inaugural expenses incurred by a successful candidate for state or local office. The use of the firm’s office and equipment/supplies for campaign purposes is considered a contribution. The use of an employee’s home for campaign purposes may also be considered a contribution. A donation of time by an individual is not a contribution, provided McKinley Capital has not solicited the individual’s efforts and McKinley Capital’s resources, such as office space and telephones, are not used. In addition, a charitable donation made by McKinley Capital to an organization that qualifies for an exemption from federal taxation under the Internal Revenue Code at the request of an official of a government entity is also not a contribution for purposes of rule 206(4)-5.

For purposes of this rule, every McKinley Capital employee is considered to be a “covered associate”. A PAC is also considered a “covered associate” if McKinley Capital or any of its covered associates has the ability to direct or cause the direction of the governance or the operations of that PAC. Employees are prohibited from engaging in any direct or indirect “pay-to-play” or any activities that may be perceived (as determined by the CCO or designee) to be pay-to-play activities.

New employees will be required to disclose their previous political contributions and their contribution history may affect hiring decisions, as prior contributions may affect McKinley Capital’s ability to do business with government entities.

The SEC also requires that McKinley Capital apply a look back period over the prior two years if taking on an applicable client. Therefore, all contributions must be closely tracked and monitored.

No employee may make payments or gifts of any value to any domestic or international government officials, political candidates, or political party with the purpose or intent of securing or retaining business for McKinley Capital or influencing decisions on its behalf.

Any contribution to a client or an event related to a client must be carefully considered for potential conflicts. The CCO or designee should be consulted prior to making a contribution or volunteering for activities if there are any questions regarding conflict situations.

Personnel may contribute de minimis amounts of up to $350 per candidate per election (or to an existing official) if within the employee’s voting jurisdiction. However, employees located in Alaska are subject to Alaska Campaign Annual Contribution Limits pursuant to A.S. 15.13.067, which limits individual donations to a candidate in a calendar year to $500.00 and no more. For employees located outside of Alaska, individual state laws will be reviewed on a case by case basis prior to approval of a proposed contribution.

Personnel may contribute de minimis amounts of up to $150 per candidate per election (or to an existing official) if not within the employee’s voting jurisdiction.

PAC contributions may also be restricted if the adviser or a covered person in any way controls or has financial or policy making authority within the PAC. Please note that PAC contributions may be invested in multiple projects and for various purposes. This includes support for a single political candidate or political office. Therefore, it is important that any contribution in excess of $350 be carefully considered regardless of the original intent for the PAC.

Volunteering for political functions or service is acceptable within limits. However, covered associates may not sport or display the McKinley Capital logo or otherwise suggest McKinley Capital’s affiliation with or support of any political activity. If any activity leads to a public announcement of any sort, the CCO or designee should be immediately notified.

Certain volunteer opportunities such as volunteering a home, club or association sponsorship may be perceived as excessive non-monetary contributions so please contact the CCO if any activities may appear questionable.

All personnel must obtain the CCO’s or designee’s written pre-approval for any/all contemplated political contributions (including money, gifts, and volunteer service), even if at or below the de minimis level, regardless of the purpose or political office and regardless if the contribution is to a candidate, incumbent, PAC or other organization. Personnel seeking pre-approval for contemplated political contributions must complete the Political Contribution Pre-Approval process on StarCompliance and obtain approval prior to making any contribution. The pre-approval request will be sent to Compliance for review and the Access Person submitting the request will receive an email once a decision has been issued.

All personnel should communicate these requirements to all family members. Although family members are not specifically subject to this rule, the SEC does state that any “indirect” contributions may also result in a violation of the rule. This language is designed to prevent an adviser or its covered associates from circumventing the rule by directing funds through third parties such as consultants, family members, friends or other affiliates of the adviser. However, independent contributions by family members are not otherwise prohibited and do not need to be pre-cleared. The liability of proof will always lie with the firm.

All personnel must, no less than quarterly, disclose and certify on the quarterly political contribution disclosure form all political contributions (including PACs and non-monetary activities) regardless of the value (including de minimis amounts).

Failure to comply with Rule 206(4)-5 may seriously affect McKinley Capital’s ability to do business with certain public and government organizations and/or receive fees from such existing clients for a period of two (2) years from the time the violation is discovered.

McKinley Capital will take reasonable steps to help ensure compliance with Rule 206(4)-5. These steps include, but are not limited to periodic and/or random reviews of: 1) candidates’ public campaign contribution disclosures in comparison to employees’ disclosed contributions; 2) flight logs for aircraft where an employee, at McKinley Capital’s direction, is the pilot; and 3) pre-approved requests in comparison to employees’ disclosed contributions.

V.           PERSONAL AND SOCIAL MEDIA COMMUNICATIONS

Employees must always be considerate of client confidentiality and potential insider trading activities in business and personal social situations. Communicating confidential McKinley Capital related information in social situations is prohibited. Discussing investment related material non-public information in social situations is prohibited. For example: an employee who lives next to the CEO of a publicly traded company may not discuss McKinley Capital investments in that company or use any material non-public information provided by the CEO for personal or firm investment.

All communications utilizing McKinley Capital technology and/or telecommunications are subject to the firm’s review and oversight. All emails may be subject to review at any time. All internet use may be tracked and recorded. All firm use of social networks such as YouTube, Twitter, Facebook, and LinkedIn, are subject to advertising rules, social media rules and may be traced and recorded.

This Code is not intended to preclude or dissuade employees from engaging in activities protected by state or federal law, including the National Labor Relations Act (“NLRA”). The terms of the Code should be interpreted and/or limited in a manner that is consistent with state and federal law.

Any mention of McKinley Capital through a public source such as the internet, (whether directed to a single recipient or placed on an open forum such as Twitter or Facebook) is subject to the Code and regulatory and firm advertising restrictions except to the extent it is a protected activity under the NLRA . Any mention of co-workers or business associates is subject to the Code.

McKinley Capital does not currently sponsor any Twitter, Facebook, YouTube, or similar social media sites with the exception of LinkedIn. Any discussions or mention of specific investment advisers, including McKinley Capital, may result in the violation of advertising testimonial rules.

It is a violation of McKinley Capital advertising and marketing rules to market McKinley Capital products through any social media without proper disclosure and approval by the CCO or designee. Even using the name of McKinley Capital in personal communications may be considered as advertising if the message is directed to current or potential clients. All e-communications to clients, prospects, consultants or any business contact must be sent through the designated McKinley Capital system.

All employees must take precautions when sending messages, links, or documents from an outside source to a McKinley Capital email address in order to avoid the spread of viruses and potential unauthorized access.

All employees must receive written approval from Compliance/Legal to participate in any business related films, videos, presentations or similar activities. All employees must notify the CCO or designee as soon as reasonably possible if/when the individual becomes aware that he or she has unknowingly been captured on camera, which is being publicly broadcast or communicated through any public social media source.

No employee may engage in films, videos, presentations, or similar activities that may adversely reflect on McKinley Capital or its clients. This includes any activities carried over social media communications such as YouTube.

The use of any non-sponsored social media site for business communications is not permitted without pre-approval by the CCO or designee. For example, it is a violation of McKinley Capital policy if an employee conducts or communicates business via Facebook.

VI.          OUTSIDE BUSINESS ACTIVITY

An Employee who seeks or is offered a position as an owner, officer, trustee, director, or is contemplating employment in any other capacity in an outside enterprise is expected to discuss such anticipated plans with McKinley Capital’s CCO prior to accepting such a position. Information submitted to the CCO will be considered confidential.

While McKinley Capital does not wish to limit any employee’s professional or financial opportunities, McKinley Capital needs to be aware of such outside interests so as to avoid potential conflicts of interest and to ensure that the Employee is adequately focused on his or her responsibilities with McKinley Capital. Understandably, McKinley Capital must also be concerned about whether there may be any potential financial liability or adverse publicity that may arise from an undisclosed business interest by an Employee.

Prior to engaging in any outside business activity, Employees must complete an Outside Business Activity Form in StarCompliance. In order to avoid a potential conflict of interest, it is McKinley Capital’s policy that all outside community and volunteer activities be precleared as well. Each Employee must notify the CCO of any changes to the Outside Business Activity Form, and the CCO will assess the appropriateness of these activities and may in some cases require an outside business activity to be discontinued.

VII.         GIFTS & ENTERTAINMENT

Advisers Act Rule 206(4)-3, general antifraud provisions, ERISA and other applicable regulations serve as the premise for this policy on providing and accepting gifts and entertainment.

Definitions for Purposes of this Policy

1.	Gift - an item given or received as a result of an existing or prospective business relationship. Gifts are not the same as Entertainment, (i.e., giving tickets to a sports or theater event where a McKinley Capital employee is not present is a gift.)
2.	Entertainment - a business-related activity or event involving an Outside Party with a McKinley Capital employee present at the event. This includes theater, sporting, working meals, and other social events.
3.	Outside Party - any existing or prospective “business source,” such as client, vendor, brokerage firm registered representative, consulting firm, the issuer of a portfolio security, etc.
4.	ERISA Account Official (a/k/a/ “Parties in Interest”) - Plan fiduciaries; (trustee, employer, plan sponsor, plan administrator, McKinley Capital investment and administrative committees); also “non fiduciaries,” those who impact plan decisions (attorneys, consultants, actuaries, etc.).

Gifts

Generally, the dollar value limit of gifts given to the same individual client, consultant or other similar business relationship in any calendar year is $250. Any exceptions to this guideline must be pre-cleared by the CCO through StarCompliance by declaring each gift.

Generally, the dollar value limit of gifts received by an employee from any business related party in any calendar year is $100. Any exceptions to this guideline must be pre-cleared by the CCO through StarCompliance by declaring each gift.

Entertainment

Employees are permitted to entertain and to be entertained provided it is not excessive in value or frequency and fosters business relationships with potential or existing Outside Parties (i.e., clients, vendors, brokers, services providers, consultants, etc.). McKinley Capital prohibits employees from entertaining as a means of personal gain. Entertainment other than client meals must be pre-approved by submitting a request through StarCompliance.

Gift and entertainment rules and suggestions are applicable to all employees. It is generally not permissible for an employee to accept tickets, passes, trips, and similar forms of entertainment on behalf of the employee’s family, partners, friends or other non-employee individuals. Accordingly, the employee is responsible for paying the cost of tickets to sporting events, concerts, and similar events if taking a personal guest. Exceptions may include social gatherings/functions at conferences, or similar events where there is no stated cost assigned to the individual’s guests. Please contact Compliance for guidance and clarification as needed.

Charitable Donations

Personal cash non-reimbursable donations to “charitable organizations” are generally permitted and do not require preclearance. These donations should be reported to Compliance for record keeping purposes at the time of gifting.

VIII.       CONFLICT OF INTERESTS

Due to internal and/or external relationships, McKinley Capital personnel are continually exposed to conflicts of interest that may negatively affect both clients and the company. The most obvious competing interests are financial affiliations such as employment and stock ownership, and personal biological relationships that may also be compounded through community and social interactions. As McKinley Capital continues to expand its services, it is understandable that conflict situations may arise at any time and involve unlikely employees. Having a competing interest is not in itself unethical and may often be unavoidable. Transparency and full disclosure are the keys for ensuring that we continue to protect client and firm assets. Whenever a potential issue arises regardless of the business or personal reason, please contact Compliance. Additional disclosures, procedures and internal fire walls can be enacted to help protect everyone. Failure to adequately disclose conflicts may cause the firm to inadvertently violate regulations.

IX.          WHISTLEBLOWER

A Whistleblower is a person who raises an allegation of wrongdoing within the company. In accordance with the laws, Whistleblowers may make an allegation to senior management within the firm or directly to a government or regulatory agency.

The Dodd-Frank Act, in 2010, provided the SEC with additional powers to create programs that encourage individuals to report fraud or possible fraud related activities. In addition, the Dodd-Frank Act strengthened employment protection against repercussions by a firm or its officers in such instances and enables Whistleblowers to collect monetary awards under certain conditions.

McKinley Capital has always, and will continue to promote and support an employee’s obligation to report information regarding Code or firm violations, regardless of the position of the alleged perpetrator or value of the action, both internally and, if the employee wishes, to regulatory authorities including but not limited to the SEC. McKinley Capital will not take action against any employee for coming forward with any actual, perceived or potential regulatory or firm violation or activity. However, this does not mean that the same employee will not be held liable if he or she in any way participated in the wrongdoing.

Whenever possible, the employee should immediately notify the CCO or designee of observed or perceived situations. McKinley Capital will investigate the allegations and take action as needed. If the employee prefers, he or she may also contact the Director of Human Resources or member of the Executive Committee. Nothing contained herein, or in any other McKinley Capital Policy shall be deemed to restrict an employee’s right to contact the SEC or other regulatory body to report legal or regulatory violations.

Responsibility of Employees to Report Violations

If any employee believes the law and/or the code is being violated, including concerns regarding questionable accounting, auditing, portfolio, client, employee or other matters, the individual must report the situation promptly (within 48 hours) to the CCO or designee. If the individual believes that his/her welfare and safety will be compromised in reporting instances of suspected misconduct, the situation should be brought to the attention of Human Resources or the CCO. Each employee’s welfare and safety is very important to the firm and senior management. an incident or situation may be reported anonymously if preferred. In such event, the individual’s identity will remain confidential unless legal or regulatory requirements would be violated by doing so. Every employee’s concerns or suspicions are also important to the company. Upon receipt of the information, an investigation will be initiated and appropriate actions taken. McKinley Capital will ensure unbiased treatment of all parties concerned. Such disclosure does not eliminate the obligation to file federal suspicious activity reports or other required regulatory filings.